July 19, 2007

VIA EDGAR

Mr. William Thompson
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:       Wisconsin Energy Corporation
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed February 28, 2007
              File No. 1-9057

Dear Mr. Thompson:

This letter is in response to your letter dated July 6, 2007, regarding your review of our responses to your initial review of the above referenced filing.

Set forth below are the headings and numbered paragraphs from your July 6, 2007 letter, which are immediately followed by our response. As discussed in our first response letter, dated June 14, 2007, we intend to incorporate our responses prospectively in the quarterly and annual filings of Wisconsin Energy Corporation, and as applicable, of its wholly owned subsidiary, Wisconsin Electric Power Company.

Form 10-K for Fiscal Year Ended December 31, 2006

Item 8 Financial Statements and Supplementary Data, page 82

Consolidated Statements of Cash Flows, page 85

1. We considered your response to comment three from our letter dated June 5, 2007. We believe that the classification of proceeds from the sale of discontinued operations should be presented on a basis consistent with the classification of gains and losses on sale of discontinued operations in the consolidated income statements. Please revise to present proceeds from the sale of business operations classified in discontinued operations in accordance with SFAS 144 as cash provided by investing activities of discontinued operations or tell us why a revision is unnecessary.

Company Response

In our response to comment three contained in our letter dated June 14, 2007, we provided an explanation of how, and the rationale for why, we disclosed cash flows from discontinued operations as presented in the Consolidated Statements of Cash Flows in our 2006 Form 10-K.

We believe our original presentation and our proposed presentation are both in accordance with SFAS 95 and SFAS 144 because they display where the cash was used, in continuing operations. There is no clear guidance addressing the classification of cash generated from an asset held for sale treated as a discontinued operation that is used in continuing operations. Furthermore, we reviewed the statements of cash flows of other registrants with discontinued operations and identified much diversity in practice relative to this issue. We believe our presentation is an acceptable application of the standards.

Currently, we include proceeds from the sale of discontinued operations in the caption "Proceeds from asset sales, net" contained in the Investing Activities section of the Statements of Cash Flows. In addition, in 2004, we have a caption "Cash from discontinued operations" which represents cash that was transferred to Wisconsin Energy from WICOR, Inc. (a discontinued operation) concurrent with its sale.

In prospective filings, we will break out the proceeds received from the sale of discontinued operations into a separate caption called "Proceeds from discontinued operations" to provide additional detail. We will also include any amounts that would otherwise be classified as "Cash from discontinued operations" in this new caption. If we were to reclassify amounts from our 2006 Form 10-K in the manner discussed, the subtotal for the Investing Activities section (Cash (Used in) Provided by Investing Activities) would not change. The affected line items as presented in our 2006 Form 10-K and the reclassified line items, as they would be presented, are set forth below.

As Presented in Our 2006 Form 10-K
	2006	2005	2004

	(Millions of Dollars)

Proceeds from asset sales, net	$102.4	$133.8	$899.6
Cash from discontinued operations	-	-	32.4

As Reclassified Prospectively
	2006	2005	2004

	(Millions of Dollars)

Proceeds from asset sales continuing operations	$101.5	$96.7	$ 42.7
Proceeds from discontinued operations	0.9	37.1	889.3

Please note that the subtotals for the Operating Activities section (Cash Provided by Operating Activities) and the Financing Activities section (Cash Provided by (Used in) Financing Activities) of the Statements of Cash Flows would not change. In fact, other than the minor revisions discussed above, the financial statements and the corresponding footnotes in the 2006 Form 10-K would not change.

In all future filings, we will classify proceeds from the sale of discontinued operations on a basis consistent with your comments and the proposed presentation noted above.

We do not believe that an amendment to our 2006 Form 10-K would be meaningful to investors or otherwise should be required to reflect these changes (1) because we do not believe that these changes are material to investors , and (2) we believe that full, clear and transparent disclosure of the amount and nature of these proceeds has been made in the narrative disclosure in the 2006 Form 10-K.

As reflected in the presentation above, the only amounts of significance are the proceeds received in 2004 from the sale of WICOR, Inc. This financial information is almost three years old and, therefore, stale for investment decision purposes. Further, the line item treatment of these proceeds is not material since the subtotal for the Investing Activities section of the Statements of Cash Flows would not change. Additionally, the 2004 statement of cash flows is not required to be presented in our 2007 Form 10-K.

Regardless of the line item treatment in the Statements of Cash Flows, we believe our narrative descriptions provide a full, clear and transparent presentation of our cash flows from investing activities throughout our 2006 Form 10-K. For example, in both the Divestiture of Assets paragraph under the Corporate Strategy Heading, on page 43 of the 2006 Form 10-K, and as part of the Investing Activities discussion on page 55 of our MD&A, we identify significant asset sales for each of the three years ended December 31, 2006 and the proceeds received from such sales and point out on page 55 that, except for our Point Beach Nuclear Plant, we do not expect to have a significant level of asset sales in the future. In addition, in Footnote D, we again describe significant asset sales and proceeds received from those sales. We believe we have provided full, clear and transparent disclosure of the nature and sources of our cash flows in our Form 10-K. We believe that this clear and fulsome disclosure should overcome any technical line item accounting issue under these circumstances and with respect to these proceeds. As a result, we do not believe that amending the 2006 Form 10-K to address this technical line item issue would be meaningful to investors.

Note I - Nuclear Operations, page 103

2. We considered your responses to comment six from our letter dated June 5, 2007. As you refer to an outside consultant please name and file the written consent of the outside consultant to whom you refer. Alternatively, please remove the reference to the outside consultant. Refer to Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

Company Response

In our response to comment six contained in our letter dated June 14, 2007, we provided the reason why we do not believe the reference to the outside consultant is the type of reference requiring consent under Section 7(a) of the Securities Act of 1933, and why Section 436(b) of Regulation C does not apply. Nevertheless, in all future filings we will remove the reference to the outside consultant.

As requested in our June 14th letter, given the nature of the proposed changes to our disclosure, we respectfully request that we be permitted to provide or remove, as applicable, such information prospectively in future filings and not be required to amend past filings to include the changes discussed herein.

If you have any questions regarding our responses, please do not hesitate to call me at 414.221.2436 or, in my absence, our Vice President and Controller, Steve Dickson at 414.221.3940.

Sincerely,

/s/ Allen L. Leverett
Executive Vice President and
Chief Financial Officer